File No. 70-9543


                      UNITED STATES OF AMERICA
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549



Application of Northeast Utilities         )   CERTIFICATE PURSUANT TO RULE 24
and Northeast Generation Services Company  )   UNDER THE PUBLIC UTILITY HOLDING
on Form U-1                                )   COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended December 31, 2003, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

     As of December 31, 2003, NU's aggregate investment in EWGs was approximately $448.2 million, or 55.1% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $813.5 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

     NU Consolidated Capitalization

     --------------------------------------------------------------------------
                                           As of December 31, 2003
     --------------------------------------------------------------------------
                                     (Thousands of Dollars)        %
                                                                 -----

     Common shareholders' equity           $2,264,120             33.5%
     Preferred stock                          116,200              1.7
     Long-term and short-term debt          2,651,267             39.2
     Rate reduction bonds                   1,729,960             25.6
                                           ----------            -----
                                           $6,761,547            100.0%
                                           ==========            =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

     Retained earnings statement as of December 31, 2003:

     --------------------------------------------------------------------------
                                                        NGC    NU Consolidated
     --------------------------------------------------------------------------
                                                       (Thousands of Dollars)

     Beginning balance as of October 1, 2003          $38,381       $837,963
     Additions:
       Net income                                       9,885         (9,900)
     Deductions:
       Dividends declared-common shares                16,500         19,131
                                                      -------       --------
     Ending balance as of December 31, 2003           $31,766       $808,932
                                                      =======       ========
     --------------------------------------------------------------------------

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

     --------------------------------------------------------------------------
     Twelve Months Ended December 31, 2003              NGC
     --------------------------------------------------------------------------
                                                (Thousands of Dollars)

     Revenues                                         $143,814
     Net Income                                       $ 38,507
     --------------------------------------------------------------------------



                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2004